Adial Pharmaceuticals, Inc.
1180 Seminole Trail, Suite 495
Charlottesville, Virginia 22901

July 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

                 Office of Healthcare & Insurance

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File No. 333-220368

Dear Ms. Hayes:

Adial Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-220368), be accelerated by the U.S. Securities and Exchange Commission to Thursday, July 26, 2018 at 5:00 p.m., New York City Time, or as soon as reasonably practicable thereafter.

The Company hereby authorizes its legal counsel, Patrick Egan and/or Leslie Marlow of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Mr. Egan at (914) 557-5574 or Ms. Marlow at (516) 496-2223 or (212) 907-6457 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Adial Pharmaceuticals, Inc.

By:	/s/ William B. Stilley, III
Name: William B. Stilley, III
Title: Chief Executive Officer

cc:	Joseph Truluck
Chief Financial Officer, Adial Pharmaceuticals, Inc.